Via Facsimile and U.S. Mail
Mail Stop 6010

June 13, 2007

Mr. Danny L. Hale
Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road.
Northbrook, Illinois   60062

Re: The Allstate Corporation
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on February 22, 2007
        File No. 001-11840

Dear Mr. Hale:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief